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                                                                  EXHIBIT 99.(C)

        The following provisions of the Declaration of Trust and By-Laws of Hotchkis and Wiley Funds constitute all instruments defining the rights of holders of the securities proposed to be offered:

I.      Relevant Provisions of the Declaration of Trust:

        Article III                   Shares
        Article V                     Shareholders' Voting Powers and Meetings
        Article VI                    Net Asset Value, Distributions and
                                      Redemptions
        Article VII                   Compensation and Limitation of Liability
                                      of Trustees
        Article VIII                  Miscellaneous

II.     Relevant Provisions of By-Laws:

        Article 3                     Shareholders
        Article 13                    Amendments